Mail Stop 6010

April 10, 2007

Joseph E. McDonough
Chief Financial Officer
Analog Devices, Inc.
One Technology Way
Norwood, MA 02062-9106

      Re: Analog Devices, Inc.
              Form 10-K for the year ended October 28, 2006
              Filed November 20, 2006
              File No. 001-07819

Dear Mr. McDonough:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Martin F. James
                        Senior Assistant Chief Accountant